Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No. for Registration Statement

on Form S-4 filed by EQT Corporation: 333-219508

The following press release was issued by EQT Corporation.

Proxy Advisory Firms Glass Lewis and Egan-Jones Join ISS in Recommending EQT Shareholders Vote “FOR” the Pending Acquisition of Rice Energy

PITTSBURGH — October 31, 2017 — EQT Corporation (NYSE: EQT), today announced that Glass Lewis & Co. (Glass Lewis) and Egan-Jones Rating Company (Egan-Jones), independent proxy advisory firms, have recommended that EQT shareholders vote “FOR” the pending transaction with Rice Energy Inc. (NYSE: RICE). A similar announcement by Institutional Shareholder Services (ISS), another independent proxy advisor, also recommended that EQT shareholders support the transaction by voting the WHITE proxy card.

In making its recommendation, Glass Lewis stated(1):

“Overall, we see no reason to doubt the strategic rationale for the proposed transaction, which is supported by compelling industry logic and opportunities to achieve meaningful synergies and economies of scale, in our view.”

“In addition, the transaction would create what is expected to be the largest natural gas producer in the U.S., with 2017E pro forma combined production of approximately 1.3 trillion cubic feet. We expect the combined company’s broader portfolio of producing wells and development assets would provide greater operational and asset diversification as well as potential scale benefits. The transaction would also provide additional scale to the midstream business and could put EQT in a better position to address its sum-of-the-parts discount following completion, in our view.”

“…we believe the proposed transaction is strategically compelling and financially acceptable from the perspective of EQT and its shareholders. The combined company would have greater scale with a more attractive asset base and acreage footprint, providing opportunities to achieve meaningful capital efficiencies and operating synergies, in our view.”

In its report, Egan-Jones stated(1):

“The fact that the merger transaction is a result of thorough evaluation of strategic alternatives and valuation, we believe that the merger consideration is will [sic] bring accretive returns and is financially and substantially fair to the Company and its shareholders.”

(1)  Permission to use quotations neither sought nor obtained.

“Rice’s business complements EQT’s, which we believe will better position the combined companies in the natural gas industry, thereby creating synergies, low cost products and operational efficiency, that will help fix EQT’s large sum-of-the-parts discount.”

“We believe that EQT will benefit from Rice’s large asset base and that the consummation of the merger will capture investment opportunities for the combined companies.”

EQT recommends that all shareholders follow the unanimous recommendation of the Board by voting the WHITE proxy card “FOR” all agenda items.

Shareholders with questions about how to vote their shares may call the Company’s proxy solicitor, Innisfree M&A Incorporated, at (877) 717-3930 (toll-free in the U.S. and Canada) or (412) 232-3651 (from other locations).

About EQT Corporation:

EQT Corporation is an integrated energy company with emphasis on Appalachian area natural gas production, gathering, and transmission. With more than 125 years of experience, EQT continues to be a leader in the use of advanced horizontal drilling technology — designed to minimize the potential impact of drilling-related activities and reduce the overall environmental footprint. Through safe and responsible operations, the Company is committed to meeting the country’s growing demand for clean-burning energy, while continuing to provide a rewarding workplace and enrich the communities where its employees live and work. EQT also owns a 90% limited partner interest in EQT GP Holdings, LP. EQT GP Holdings, LP owns the general partner interest, all of the incentive distribution rights, and a portion of the limited partner interests in EQT Midstream Partners, LP.

Visit EQT Corporation at www.EQT.com.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to EQT’s acquisition and integration of acquired businesses and assets; the cost of defending EQT’s intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, each of which is on file with the SEC and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, EQT has filed with the SEC a registration statement on Form S-4 that contains a joint proxy statement of EQT and Rice and also constitutes a prospectus of EQT. The registration statement was declared effective by the SEC on October 12, 2017 and EQT and Rice commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about October 12, 2017. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.  Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K.  Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus of EQT and Rice and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

EQT analyst inquiries:
Patrick Kane, 412-553-7833
Chief Investor Relations Officer
pkane@eqt.com

EQT Midstream Partners / EQT GP Holdings analyst inquiries:
Nate Tetlow, 412-553-5834
Investor Relations Director
ntetlow@eqt.com

Media inquiries:
Natalie Cox, 412-395-3941
Corporate Director, Communications
ncox@eqt.com